Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

and

GRANITE REIT INC.

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite REIT Inc. held on June 13, 2019.

A total of 38,103,378, Stapled Units (77.07% of outstanding Stapled Units) were represented in person or by proxy at the Meetings.

1.

By resolution passed by a vote conducted by a show of hands, the individuals below, as nominees listed in the management information circular relating to the Meetings, were each elected as trustees of Granite REIT and directors of Granite REIT Inc. to hold office until the next annual general meeting or until their successors are duly elected. Proxies received by management in advance of the Meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite REIT Inc.
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%

Peter Aghar	37,626,308	99.83	62,910	0.17	37,626,813	99.83	62,405	0.17

Remco Daal	37,631,020	99.85	58,198	0.15	37,630,822	99.85	58,396	0.15

Kevan Gorrie	37,673,954	99.96	15,264	0.04	37,674,432	99.96	14,786	0.04

Fern Grodner	37,672,551	99.96	16,667	0.04	37,672,021	99.95	17,197	0.05

Kelly Marshall	37,627,493	99.84	61,725	0.16	37,627,471	99.84	61,747	0.16

Al Mawani	36,049,594	95.65	1,639,624	4.35	36,130,063	95.86	1,559,155	4.14

Gerald Miller	37,630,821	99.85	58,397	0.15	37,587,202	99.73	102,016	0.27

Sheila Murray	37,672,792	99.96	16,426	0.04	37,629,340	99.84	59,878	0.16

Jennifer Warren	37,672,837	99.96	16,381	0.04	37,629,695	99.84	59,523	0.16

2.

By resolution passed by a vote conducted by a show of hands, Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite REIT Inc. until the next annual general meeting or until a successor is appointed, and the board of directors of Granite REIT Inc. was authorized to fix the remuneration of the auditor of Granite REIT Inc. Proxies received by management in advance of the Meetings indicated that votes for the re-appointment of Deloitte LLP as auditor of Granite REIT were 99.79%, and votes for the re-appointment of Deloitte LLP as auditor of Granite REIT Inc. were 99.78%.

DATED as of this 13th day of June, 2019.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed)”Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer

GRANITE REIT INC.

By:	(signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer